Exhibit 21.1

SUBSIDIARIES OF ANTERO MIDSTREAM CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Antero Midstream NewCo Inc.	Delaware
Antero IDR Holdings LLC	Delaware
Antero Midstream Partners GP LLC	Delaware
Antero Midstream Preferred Co LLC	Delaware
Antero Midstream Partners LP	Delaware
Antero Midstream LLC	Delaware
Antero Treatment LLC	Delaware
Antero Water LLC	Delaware